

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Mr. Richard R. Allen
Chief Financial Officer
Homeowners Choice, Inc.
5300 West Cypress Street, Suite 100
Tampa, Florida 33607

Re: Homeowners Choice, Inc.
Item 4.01 Form 8-K
Filed March 21, 2013
Item 4.01 Form 8-K Amendment 1
Filed April 1, 2013
File No. 001-34126

Dear Mr. Allen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/S/ Gustavo Rodriguez

Gustavo Rodriguez
Accounting Branch Chief